Form N-SAR
Sub Item 77Q1 (b)
Text of Proposals Described in Sub-Item 77D
Janus Adviser Flexible Bond Fund, Janus Adviser Forty Fund, Janus Adviser Large Cap Growth Fund 33-33978, 811-09885

The February 25, 2005 supplement to the September 30, 2004 Janus Adviser Series Prospectus, filed on Form 497, shows the following changes for Janus Adviser Flexible Income Fund:

     Effective February 28, 2005, Janus Adviser Flexible Income Fund's name is changed to "Janus Adviser Flexible Bond Fund." As a non-fundamental policy, under normal circumstances, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds. The Fund will notify you in writing at least 60 days before making any change to this 80% investment policy.

     The Fund continues to invest at least 65% of its assets in investment grade debt securities and maintains an average-weighted effective maturity of five to ten years. The Fund continues to limit its investments in high-yield/high-risk bonds to 35% or less of its net assets. The Fund will retain its fundamental policy of investing at least 80% of its net assets in income-producing securities, but will also follow the more restrictive non-fundamental policy of investing at least 80% of its assets in bonds.

The February 25, 2005 supplement to the September 30, 2004 Janus Adviser Series Prospectus, filed on Form 497, shows the following changes for Janus Adviser Capital Appreciation Fund:

     Effective February 28, 2005, Janus Adviser Capital Appreciation Fund's name is changed to "Janus Adviser Forty Fund." The Fund continues to be managed with the same investment strategy. The Fund pursues its objective by investing primarily in a core group of 20-40 common stocks selected for their growth potential.

The February 25, 2005 supplement to the September 30, 2004 Janus Adviser Series Prospectus shows the following changes for Janus Adviser Growth Fund:

     Effective February 28, 2005, Janus Adviser Growth Fund's name is changed to "Janus Adviser Large Cap Growth Fund." The Fund invests, under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000(R) Index, at the time of purchase. The Fund will notify you in writing at least 60 days before making any change to this 80% investment policy. The Fund limits its investments in high-yield/high-risk bonds to less than 20% of its net assets.